SECURITIES AND EXCHANGE COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25091

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/05 (MM/DD/YY) AND ENDING 09/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GRIFFIN, KUBIK, STEPHENS & THOMPSON, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Sears Tower, 233 South Wacker Drive
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Lee Corrigan (312) 441-2500
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
DEC 28 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Chizek and Company LLC
(Name - *if individual, state last, first, middle name*)

One Mid America Plaza, Suite 700, P.O. Box 3697 (Address) Oak Brook (City) IL (State) 60522-3697 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 29 2006
WASH, DC
151

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mary Lee Corrigan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRIFFIN, KUBIK, STEPHENS & THOMPSON, INC., as of September 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
CHRISTOPHER J WAGNER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 02-21-07

Notary Public

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRIFFIN, KUBIK, STEPHENS & THOMPSON, INC.
Chicago, Illinois

STATEMENT OF FINANCIAL CONDITION
As of September 30, 2006

Filed Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder as a Public Document

GRIFFIN, KUBIK, STEPHENS & THOMPSON, INC.
Chicago, Illinois

STATEMENT OF FINANCIAL CONDITION
As of September 30, 2006

CONTENTS

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Griffin, Kubik, Stephens & Thompson, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Griffin, Kubik, Stephens & Thompson, Inc. ("the Company") as of September 30, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Griffin, Kubik, Stephens & Thompson, Inc. at September 30, 2006 in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
November 6, 2006

GRIFFIN, KUBIK, STEPHENS & THOMPSON, INC.
STATEMENT OF FINANCIAL CONDITION
(Dollars in thousands, except share data)
September 30, 2006

ASSETS		
Cash		$ 207
Broker/dealer receivables		568
Customer receivables		2,210
Securities purchased under agreement to resell		11,479
Securities owned, at market value		
State and municipal obligations	$ 42,356	
U.S. government and federal agency securities	18,923	
Corporate debt securities	293	61,572
Accrued interest receivable		632
Office furnishings and equipment, at cost less accumulated depreciation of $3,333		342
Other assets		5,263
Total assets		$ 82,273
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Clearing organization payable		$ 33,514
Securities sold, not yet purchased, at market value		7,339
Broker/dealer payables		16,707
Customer payables		173
Accrued compensation, accounts payable, and other liabilities		2,896
Total liabilities		60,629
Stockholders' equity		
Class A voting common stock, $.02 par value; 50,000 shares authorized, 37,500 shares issued and outstanding		1
Class B nonvoting common stock, $.02 par value; 100,000 shares authorized, 28,166 issued; 25,636 shares outstanding		-
Additional paid-in capital		4,478
Retained earnings		18,093
		22,572
Less treasury stock, 2,530 shares at cost		928
Total stockholders' equity		21,644
Total liabilities and stockholders' equity		$ 82,273

The accompanying notes are an integral part of this statement of financial condition.

NOTE 1 - DESCRIPTION OF COMPANY

Griffin, Kubik, Stephens & Thompson, Inc. ("the Company") is a Chicago-based, full-service, fixed-income broker/dealer specializing in debt securities, investment strategies, and related services specifically selected and designed to meet the needs of financial institutions, other portfolio managers, and individual investors. The Company is actively involved in both the primary and secondary debt securities markets. From its base in the Midwest, with offices in Chicago and Milwaukee, the Company serves clients throughout the country.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition, as well as the disclosures provided. Actual results may differ from those estimates.

The significant accounting policies of the Company are summarized below:

<u>Securities Owned and Securities Sold, Not Yet Purchased:</u> State, municipal, U.S. government, mortgage-backed, and corporate debt obligations are purchased for trading activities and are carried at market value, which generally represents publicly quoted values or amounts that approximate quoted values for securities of comparable credit quality, maturity, and interest rate.

<u>Securities Purchased Under Agreement to Resell</u>: Securities purchased under agreement to resell are collateralized by U.S. government obligations and are carried at contract price plus accrued interest. The Company takes possession of securities purchased under agreement to resell at the time such agreements are made. The market value of underlying assets is reviewed daily and additional cash or collateral is obtained as necessary.

<u>Securities Transactions</u>: Securities transactions, related income, and expenses are reported on a trade-date basis.

Amounts receivable and payable to broker/dealers consist of securities failed to deliver, securities failed to receive, and amounts receivable or payable from trades pending settlement. Customer receivables and payables consist primarily of securities transactions that did not settle on the original settlement date.

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Derivatives: In the normal course of business, the Company uses exchange traded futures and options to meet its hedging needs by reducing its exposure to interest rate risk in connection with its trading activities. These derivative financial instruments include futures contracts and options on futures contracts. The clearing organization acts as counterparty to the specific transactions and bears the risk of delivery to and from counterparties to specific positions. All contracts are valued at market, and cash settlement is made on a daily basis for market movements. At September 30, 2006, the Company has no open futures contracts.

Income Taxes: The Company has elected to be treated as a Subchapter S corporation and, therefore, anticipates having no federal tax liability related to fiscal year 2006. The Company will continue to be subject to Illinois replacement tax. Stockholders are responsible for reporting separately their distributive share of corporate income on their individual federal and state tax returns.

Depreciation and Amortization: Depreciation of office furnishings and equipment is computed using accelerated methods over the estimated useful life of the asset. Amortization of leasehold improvements is computed over the lesser of the lease term or estimated useful life.

Other Assets: Other assets include cash surrender value of life insurance policies on key officers, good faith deposits on underwriting bids, and prepaid assets.

NOTE 3 - CASH SEGREGATED UNDER FEDERAL REGULATION

Cash of $10 has been segregated in a special reserve bank account for the benefit of customers pursuant to Securities and Exchange Commission Rule 15c3-3 ("Rule 15c3-3").

NOTE 4 - BONUS, PENSION, AND 401(k) PLANS

The Company maintains discretionary bonus plans to create incentives for employees. A stock bonus plan is administered by the Company's Board of Directors, and stock bonus units are granted at the discretion of the Board to selected officers. The units represent the right to receive Class B nonvoting common stock at the end of a three-year vesting period.

The Company has a defined contribution pension plan and a 401(k) plan. Contributions to the pension plan are a fixed percentage of employees' eligible compensation, as defined by the plan. The 401(k) plan provides for a Company match of employee contributions based on established limits.

(Continued)

(Dollars in thousands)

NOTE 5 - CLEARING ORGANIZATION PAYABLE

The Company clears its transactions through The Bank of New York. The resulting payable is collateralized by securities owned by the Company and bears interest at a rate that floats with the federal funds rate.

NOTE 6 - CAPITAL STOCK

The Class B nonvoting common stock is identical in all respects to the Class A voting common stock except for voting rights. All outstanding capital stock is owned principally by officers of the Company. Stockholders are restricted in the sale, donation, assignment, pledging, and transfer of the stock.

Under stockholder agreements for Class A voting common stock and Class B nonvoting common stock, the Company has the right of first refusal to purchase shares in the event of disposal or transfer of such stock. The purchase price of the stock will be the price as defined in such agreements.

NOTE 7 - COMMITMENTS

In the normal course of business, the Company enters into when-issued, delayed-delivery, and underwriting commitments. When-issued commitments represent a net buy position with a par value of $9,572 at September 30, 2006 that is not reflected on the statement of financial condition. In management's opinion, these transactions will settle without a material effect on the financial position of the Company.

In the current fiscal year, the Company incurred $894 in office rent expense, which includes $523 of escalation charges based on increases in property taxes and other operating costs. Approximate annual minimum rentals at September 30, 2006, under lease agreements for office space, some of which provide for escalation charges based on increases in property taxes and other operating costs, were as follows, assuming the same charges for property taxes and other operating costs as of the Company's most recent fiscal year:

Years Ending September 30	
2007	$ 946
2008	629
2009	71
2010	72
2011	49
	$ 1,767

(Continued)

NOTE 8 - NET CAPITAL

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission ("15c3-1" or "Net Capital"). The Company elects to compute its Net Capital requirement under the alternative Net Capital method, which provides that the Company's minimum Net Capital must be equal to the greater of $250 or 2% of aggregate debit items, as defined. At September 30, 2006, the Company had Net Capital of $17,897, which was 810% of aggregate debit items and $17,647 in excess of required Net Capital.